Exhibit 99.1

CARDIOME PHARMA CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1: Identity of Company

1.1	Name and Address of Company

Cardiome Pharma Corp. (the “Company” or “Cardiome”)

Suite 405-6190 Agronomy Road

Vancouver, BC V6T 1Z3

Reference to the “Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer
Name:	Jennifer Archibald
Title:	Chief Financial Officer
Phone No.:	604-677-6905

Item 2: Details of Acquisition

2.1	Nature of Business Acquired

Pursuant to a Stock and Asset Purchase Agreement dated November 18, 2013, Cardiome acquired all of the units and assets of Correvio LLC (“Correvio”). Correvio is a privately held pharmaceutical company headquartered in Geneva, Switzerland. Correvio specializes in critical care with a deep understanding of interventional cardiology. Correvio’s product, AGGRASTAT™ (tirofiban HCl), is a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients. AGGRASTAT™ is distributed in Europe and worldwide through direct sales and a distribution network. Correvio is a limited liability company formed under the laws of Delaware.

2.2	Date of Acquisition

November 18, 2013

2.3	Consideration

Cardiome acquired Correvio for consideration of 19.9% of Cardiome’s outstanding shares (proforma ownership of approximately 16.6%) and deferred cash consideration of US$12 million. The deferred cash consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The adjusted deferred cash consideration must be repaid in full by December 1, 2019.

Cardiome also used US$1.3 million in cash for the purchase of restricted cash held by Correvio and did not have other sources of financing associated with the acquisition.

2.4	Effect on Financial Position

The effect of the acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma consolidated financial statements attached to this Business Acquisition Report. Cardiome is in the process of allocating the purchase consideration to the assets acquired and liabilities assumed based on management’s estimates and third party review.

Other than in respect of the ongoing integration of Correvio, Cardiome does not presently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business that may have a significant effect on the results of operations and financial position of Cardiome, including any proposal to liquidate the business or to sell, lease, or exchange all or a substantial part of the acquired assets.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The transaction is not with an informed person, associate, or affiliate of Cardiome.

2.7	Date of Report

January 29, 2014

Item 3: Financial Statements

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report.

Financial statements and other information attached in the following Schedules:

A.	Consolidated financial statements of Correvio as at and for the years ended December 31, 2012 and 2011;
B.	Unaudited consolidated interim financial statements of Correvio as at September 30, 2013 and for the nine month periods ended September 30, 2013 and 2012;
C.	Unaudited pro forma consolidated balance sheet of the Company as at September 30, 2013 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2012 and for the nine month period ended September 30, 2013, together with notes thereto.